(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC File Number: 000-23084 CUSIP Number:

For Period Ended: September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ Transition Report on Form N-CSR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Integrated Silicon Solution, Inc.

Full name of registrant

N/A

Former name if applicable

2231 Lawson Lane

Address of principal executive office (Street and number)

Santa Clara, CA 95054

City, state and zip code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

On November 3, 2005, Integrated Silicon Solution, Inc. (the “Company”) announced its financial results for its fourth fiscal quarter and fiscal year ended September 30, 2005 and noted that it was still analyzing the impairment of its investments and had engaged a qualified valuation analyst to assist in this assessment. Despite diligence efforts, the Company’s analysis of the impairment of its investment in Signia Technologies, Inc. and the report of the valuation analyst as to such matter is not yet final. The Company therefore is unable to file its Annual Report on Form 10-K on the required date without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Gary F. Fischer (Name)	408 (Area Code)	969-6600 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

The Company’s revenue in the fourth quarter of fiscal 2005 was $61.5 million, compared with $31.1 million in the prior year period. The Company reported a net loss for the fourth quarter of ($6.1) million or ($0.17) per diluted share, compared with a net loss of ($15.6) million or ($0.43) per diluted share, in the prior year period.

For the fiscal year ended September 30, 2005, revenue totaled $181.4 million compared to $181.0 million for fiscal year 2004. The net loss for the year ended September 30, 2005 totaled ($37.9) million or ($1.03) per diluted share compared to a net profit of $3.5 million or $0.10 per diluted share in fiscal year 2004.

The Company expects to include the foregoing results in its Form 10-K for the fiscal year ended September 30, 2005. The foregoing results include the expected completion of the analysis of the amount of the impairment charge to be taken as described in Part III above.

Integrated Silicon Solution, Inc.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	December 14, 2005	By:	/s/ Gary F. Fischer
		Name:	Gary F. Fisher
		Title:	Acting Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).